

September 20, 2012

Via E-mail
Mr. Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 400
Seal Beach, California 90740

> **Re: Clean Energy Fuels Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-33480**

Dear Mr. Littlefair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 39

1. We note that you have elected to include Stockholders' Equity in your Selected Financial Data. Since your financial statements present Total Stockholders' Equity as the sum of your equity accounts including the Noncontrolling Interest in Subsidiary, please use the same definition of Stockholders' Equity here to avoid confusion. Alternatively, if you believe it is more meaningful to present Total Clean Energy Fuels Corp. Stockholders' Equity, please revise the title of this line item to clarify the measure that you are presenting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

2. We note that the amount you presented as your Net Loss in the table at the top of page 42 represents the net loss attributable to Clean Energy Fuels Corp. Please revise the title of this line item to clarify the measure that you are presenting.

Consolidated Financial Statements for the Year Ended December 31, 2011, page 64

Consolidated Statements of Cash Flows, page 70

3. Please explain why contingent consideration paid relating to business acquisitions is presented in the statement of cash flows as a financing cash flow.

Notes to Consolidated Financial Statements, page 71

Note 18 Fair Value Measurements, page 103

4. We note that you believe the best method to approximate the market participant's view of the volatility of your Series I warrants has been to use the implied volatilities of your short-term (i.e. 3 to 9 month) traded options and extrapolate the data over the remaining term of the Series I warrants, which was approximately 4 years and 4 months as of December 31, 2011. Based on your disclosures in this footnote, it appears that this extrapolated implied volatility is a Level 3 input into your fair value calculation under ASC 820. If this is the case, please explain to us why you believe it is appropriate to rely exclusively on the implied volatility derived from your short-term traded options when valuing these warrants rather than also considering other Level 3 inputs such as the historical volatility of the underlying common stock.

5. In addition, please provide your analysis of why the differing inputs you used to determine the expected volatilities of your Series I warrants, employee stock options and Restricted Stock Units produce such differing values for expected volatilities of these instruments. If you believe that these instruments have fundamentally different economic risks and benefits that justify significantly different methodologies for determining volatility and significantly different volatility outcomes, please explain this in detail.

Item 9A. Controls and Procedures, page 105

6. Please note that you must provide a clear conclusion as to whether any changes occurred to your internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your current reference to "no other changes" occurring to your

internal controls does not provide a clear conclusion on this matter. Please confirm to us, if true, that there were no changes in your internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Alternatively, if there were such changes, please revise your disclosure to identify for your investors the specific changes that materially affected your internal controls.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief